

July 21, 2021

Paul Bozoki
Chief Financial Officer
GameSquare Esports Inc.
65 Queen Street West, Suite 900
Toronto, Ontario M5H 2M5, Canada

> **Re: GameSquare Esports Inc.**
> **Amendment No. 1 to Registration Statement on Form 20-F**
> **Filed June 24, 2021**
> **File No. 000-56292**

Dear Mr. Bozoki:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form 20-F filed June 24, 2021

Item 1. Identity of Directors, Senior Management and Advisers
C. Auditors, page 3

1. Please provide your auditor's membership in a professional body. Refer to Item 1.C of Form 20-F.

Item 4. Information on the Company
B. Business Overview, page 16

2. Please provide support for your statement that "[t]he esports industry is growing rapidly, with US$8.1 billion (approximately C$9.8 billion) of disclosed investment and over 100 billion hours watched in 2020," or revise to state this is management's belief.

3. Please provide further disclosure about your 49% stake in China-based esports franchise LGD Gaming, including the nature of your ownership interests and level of involvement with the company, the business conducted by the company, and any risks associated with foreign investment in a China-based company.

4. Please provide a description of the material effects of government regulations on your business, including identifying the regulatory body. Refer to Item 4.B.8 of Form 20-F.

Item 5. Operating and Financial Review and Prospects
A. Operating Results, page 22

5. Please expand your disclosure to include a qualitative and quantitative analysis of all material changes in your statements of loss items between the reporting periods. Refer to Item 5.A of Part I of Form 20-F.

B. Liquidity and Capital Resources, page 24

6. Please discuss your ability to generate and obtain adequate amounts of cash to meet your requirements and plans for cash in the long-term (i.e., beyond the next 12 months). Refer to Item 5.B of Form 20-F.

Item 8. Financial Information
A. Consolidated Statements and Other Financial Information, page 32

7. We note your reference to unaudited interim consolidated financial statements for the three months ended February 28, 2021 on page 32; however, this information has not been provided. Please advise.

General

8. Please revise to include a reference to Arctos Petroleum Corp. (CIK 0001082518) aka Stetson Oil & Gas and describe its relationship to your company.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Suying Li at 202-551-3335 or Theresa Brillant at 202-551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact Jacqueline Kaufman at 202-551-3797 with any other questions.

                             Sincerely,

                             Division of Corporation Finance
                             Office of Trade & Services